September 4, 2018

John W. Neppl
Chief Financial Officer
Green Plains Partners LP
1811 Aksarben Drive
Omaha, NE 68106

       Re: Green Plains Partners LP
           Form 10-K for the Year Ended December 31, 2017
           Filed February 14, 2018
           File No. 001-37469

Dear Mr. Neppl:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction